WILMERHALE

July 18, 2008

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: Larry Spirgel

Re:	Preliminary Proxy Statement on Schedule 14A Filed May 13, 2008 File No. 0-52166

Form 8-K filed January 15, 2008 File No. 0-52166

Dear Mr. Spirgel:

On behalf of Fortissimo Acquisition Corp. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement (the “Preliminary Proxy”).

Amendment No. 2 is being filed in response to comments contained in the letter dated May 23, 2008 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yuval Cohen, the Company’s Chairman and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Amendment No. 2 reflects certain minor changes to the Merger Agreement that are not yet incorporated into a signed amendment. The next amendment to the proxy statement will include an amended and restated Merger Agreement reflecting these minor changes.

On behalf of the Company, we advise you as follows:

General

1.	Please update the financial statements to comply with Rule 3-12 of Regulation S- X.

Response:	In response to the Staff’s comment, the Company has updated the financial statement disclosure throughout Amendment No. 2.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
Beijing      Berlin      Boston      Brussels      London      Los Angeles      New York      Oxford      Palo Alto      Waltham      Washington

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 2

Questions and Answers About the Proposals, page 5

2.	We note your response to our prior comment seven. Please revise the disclosure to indicate whether there are any costs associated with tendering the stock certificates.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 39 of Amendment No. 2.

Selected Financial Information of Fortissimo, page 11

3.	Please provide the information for the period December 27, 2005 to December 31, 2005.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 2.

Background of the Merger, page 41

4.	Please expand your disclosure on page 45 of factors that caused the parties to re-negotiate certain terms of the transaction, resulting in the amendment to the merger agreement.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 49 of Amendment No. 2.

.Factors Considered by Fortissimo’s Board, page 46

5.
We note your response to our prior comment 38 and your statement that projections provided to you by Psyop are not material as they were not relied upon by the management to set the purchase price or contingent consideration. However the disclosure on page 46 states that one of the “critical” factors relied upon by your board in concluding that it was advisable for your stockholders to acquire Psyop was Psyop’s projected revenue and return on invested capital as well as its projections. Therefore, please disclose such projections, or revise your disclosure to reflect the immateriality of projections and the board’s non-reliance on them in setting the purchase price or the contingent consideration.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 49 and 50 of Amendment No. 2.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 3

6.	We note your response to our prior comment 39. Please provide a reasonable basis for your board’s determination that “Psyop is a leader in its market.”

Response:	Fortissimo’s board based its determination that Psyop is “a leader in its market” on published recognition of Psyop’s work in trade publications and award presentations.

•
For example, the September 2005 issue of Creativity reported that, in its survey of more than 50 agency producers, “The designers of N.Y.’s Psyop earned producers’ votes for the top non-live action player.”

•
Similarly, Design Life Now, prepared by Cooper-Hewitt, National Design Museum, for its National Design Triennial 2006, stated the following in a section devoted specifically to Psyop (beginning on page 168): “What is the place of graphic design within the worlds of advertising and animation? Each of these realms has its own visual tradition, business culture and technical methodology. Surprising results, however, when design takes the lead in an ad campaign or an animated spot, as evidenced by the painterly work of PSYOP.” The remainder of the article goes on to detail the design creativity of a number of Psyop’s projects.

•
Further evidence comes from Boards, another trade publication, in its July 2006 issue, in which it is stated, in a section entitled “Psyop - Nobody Does It Better”: “One of the few positive byproducts of last year’s Apple ad flap was that it sent thousands of people back to Psyop’s original piece for Lugz. That gentle reminder of the design group’s greatness has been nicely reinforced by their most recent work - from jokey bumpers for Coke and an unbelievably involved photologue for adicolor to another, much more epic animated piece for Coke and recent work for MHD (which we’ve gushed enough over elsewhere), the Lower Eastside collective has found a way to branch out in the worlds of motion graphics and animation while still retaining their supremacy. And with yet another new initiative about to take off in the company’s talent mentoring offshoot Blacklist, it doesn’t look like they’re going to cede the title any time soon.”

Copies of the actual excerpts and other materials are being furnished to the Staff as supplemental information in response to this comment and comment number 25.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 4

Vote of Fortissimo Insider Stockholders, page 48

7.
We note your response to our prior comment 11. Please further clarify that if the Fortissimo insider stockholders purchase any shares prior to the record date of the meeting they may vote those shares differently on the merger than the vote of the majority of non-insider shareholders.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 116 of Amendment No. 2.

8.
Revise your risk factors to include a reference to the potentially depressing impact on the price of Fortissimo common stock if Fortissimo, Psyop or their respective insiders enter into the purchase arrangements discussed on page 48.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 33-34 of Amendment No. 2.

Satisfaction of 80% Test, page 47

9.
We note your response to our prior comment 42 and your statement that the board of directors “also relied on the opinion of Houlihan Smith” (emphasis added) after your discussion of the board’s use of various financial analyses. Please revise this disclosure to clarify whether the board relied on Houlihan Smith’s discounted cash flow analysis, comparable company analysis and precedent transaction analysis or whether the board conducted its own such analyses. Also revise to provide additional detail about any other financial analyses “commonly used in the investing community” that were used by the board. We note that your first bullet point indicates that the enumerated analyses were not the only ones used.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of Amendment No. 2.

Fairness Opinion, page 50

10.
We note your response to our prior comment 37 and your disclosure that there were no changes to the fairness opinion delivered by Houlihan Smith on September 11th and December 10th. Please indicate whether the changes to the transaction between the September 11th and December 10th resulted in changes to the presentations made by Houlihan Smith on such dates and summarize any differences in the information presented, if any. To the extent that the information contained in the September 11 presentation was substantially similar to the disclosure provided in the summary of the final opinion dated December 10 then provide a statement to this effect.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 5

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 2.

11.
We note your revised disclosure regarding the second bring-down letter. Please revise your disclosure to clarify whether the bring-down letter delivered on April 25, 2008 took into account all of the final provisions reflected in the merger agreement as amended on May 12, 2008.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 55 of Amendment No. 2.

12.
We note your response to our prior comment 48. Expand the disclosure to explain in more detail how Houlihan Smith applied its findings to determine that the merger consideration was within the range of fairness. We note that Houlihan Smith determined that the estimated value of the total merger consideration will be within the range of approximately $30.0 million to $53.8 million, and that the low end of such range is below the ranges derived from each analysis.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 58 of Amendment No. 2.

13.
We note your response to our prior comment 50. Houlihan Smith relied on certain financial projections for Psyop in conducting the discounted cash flow analysis. Please revise to include the relevant financial projections.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 58 of Amendment No. 2.

Guideline Public Company Method, page 53

14.
Disclose the range, mean or median valuations derived from the EBITDA and Revenue multiples of the guideline companies that were used by Houlihan Smith to conduct the Guideline Public Company method analysis, as well as the EBITDA and Revenue multiples of Psyop that were used for the completion of the analysis.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 59 of Amendment No. 2.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 6

15.	We note your response to our prior comment 52. Please quantify, if possible, the impact of the SGLPTL analysis on Houlihan Smith’s interpretation of the Guideline Public Company Method analysis.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 59 of Amendment No. 2.

Comparable Transaction Method, page 54

16.
We note your response to our prior comment 53. Disclose the median Enterprise Value to EBITDA and revenue multiples of the comparable transactions as well as the EBITDA and revenue of Psyop used by Houlihan Smith to complete this analysis.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 59 of Amendment No. 2.

17.
We note your response to our prior comment 54. Please explain the result of Houlihan Smith’s assessment of the differences between Psyop and the companies in the comparable transactions and how that impacted Houlihan Smith’s analysis.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 59 of Amendment No. 2.

Anticipated Accounting Treatment, page 56

18.
Please refer to prior comment 13. Please reconcile your analysis in part one of your response with the disclosure on page four. Also, tell us why you believe it is appropriate to include in your analysis the contingent shares that may be forfeited if certain milestones are not met in 2008-2010.

Response:
There are several components of the consideration being paid to Psyop shareholders.  (i) 3,337,941 shares of Fortissimo Acquisition Corp.; (ii) a cash payment of $4.1 million; (iii) maximum earnout of $13.75 million payable over three years upon the achievement of certain milestones, payable 2/3 in stock and 1/3 in cash; and (iv) up to $10.0 million upon the exercise of outstanding warrants, payable 2/3 in stock and 1/3 in cash.

The shares to be issued to the Psyop shareholders as the earn-out in item (iii) above, is being issued at the closing of the business combination and will be held in trust for Psyop shareholders and released to them upon achievement of the milestones. During the period that such shares are held in trust, the trustee will vote such shares in accordance with the instructions of the Psyop shareholders. Therefore, immediately after the consummation of the business combination, Psyop shareholders will have voting control over 45% of the shares of Fortissimo. We believe it is relevant to include those shares in our analysis since, they can immediately vote and control those shares and only if they miss a given year’s milestones, their holdings are reduced minimally over a three year period.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 7

Extension; Waiver, page 62

19.	We note your response to our prior comment 12. Please include disclosure indicating your intent to re-solicit shareholders if any material condition to the merger is waived.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 3 and 68 of Amendment No. 2.

The Charter Amendment Proposal, page 64

20.
We note your response to our prior comment 57. Rule 14a-4(a)(3) specifically states that a proxy shall include separate proposals for each matter intended to be acted upon, “whether or not related to or conditioned on the approval of other matters,” Please tell us what analysis you have relied upon pursuant to the guidance in the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations to include the proposal to eliminate stockholders’ ability to act by written consent in the same charter amendment proposal.

Response:
In response to the Staff’s comment, the Company has made the proposal to amend the Company’s Second and Amended Restated Certificate of Incorporation to eliminate stockholders’ ability to act by written consent a separate charter amendment proposal, as reflected in the revised disclosure in the Notice of Annual Meeting of Stockholders, the Proxy Card, and pages 5, 6, 36, 37, 38, 39, 54 and 60 of Amendment No. 2 and the additional disclosure on page 70 of Amendment No. 2.

21.
We note your response to our prior comment 58. Since the blacklined copy would be difficult for investors to read, please attach clean copies of the existing and the proposed certificate of incorporation.

Response:
In response to the Staff’s comment, the Company has attached a clean copy of the Second Amended and Restated Certificate of Incorporation as Annex C-1 to Amendment No. 2 and a clean copy of the Third Amended and Restated Certificate of Incorporation as Annex C-2 to Amendment No. 2.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 8

The Capitalization Amendment Proposal, page 63

22.	We note your response to our prior comment 10. Please revise to address the possible anti-takeover effect of the proposal.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 69 of Amendment No. 2.

Management’s Discussion and Analysis...Fortissimo, page 77

23.
We note your response to our prior comment 62. Please quantify the anticipated cash payment upon exercise of the warrants in this section to further clarify how such payment would not impact your liquidity.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 85 of Amendment No. 2.

24.
We note your response to our prior comments 28 and 63. Please provide additional disclosure on page 78 regarding the nature of the additional $700,000 Fortissimo expects to spend in order to comply with the Section 404 requirements and clarify whether this amount is in addition to the $300,000-$500,000 Psyop’s management estimates to incur in connection with compliance with these regulations.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 85 of Amendment No. 2.

Business of Psyop, page 87

25.
We note your response to our prior comment 66. Provide us with copies of any trade magazines that you cite or upon which you rely. Confirm that this analysis is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily. Also, please provide objective support for the statement on page 90 that Psyop has “outstanding creative ability” and that it is a “preferred vendor” for advertisers.

Response:
Please refer to our response to Comment 6. Psyop believes that the publications cited are all publicly available and are well thought of in the advertising industry. In addition to the supplemental materials that are being supplied to the Staff regarding the citations in our response to Comment 6, we are including a list of publicly available websites of some of the organizations that have granted awards to Psyop, and copies of a number of the awards themselves.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 9

We believe that Psyop’s belief that it has “outstanding creative ability” is objectively supported by the supplemental materials. Similarly, the agency producers survey cited in the response to Comment 6 evidences that those who make the decisions to engage firms providing services of the nature provided by Psyop believe that Psyop is a very desirable provider (i.e., a “preferred vendor”) of such services. Accordingly, we don’t believe that the quoted phrases are mere hyperbole - rather, they are strongly based upon the objective and independent consideration of third parties who have the knowledge and need to make such determinations.

26.
Please revise to include Fiscal Year 2007 Item 402 disclosure regarding Psyop that Psyop would be required to make were it filing a Form 10 registration statement, including Compensation and Analysis Disclosure. Likewise, please revise to provide Item 402 disclosure regarding each person who will serve as a director or an executive officer of the surviving company required by Item 18(a)(7)(ii) or 19(a)(7)(ii) of Form S-4, including Compensation and Analysis disclosure that may emphasize new plans or policies (as provided in the Release 33-8732A). Please refer to Item 402 of Regulation S-K, Executive Compensation, Compliance and Disclosure Interpretations, August 8 2007, Interpretation 1.12 publicly available at the Commission’s website, www.sec,gov.

Response:
A Compensation Discussion and Analysis for Psyop is now included beginning on page 101 of Amendment No. 2. This discussion contains, among other things, compensation information for the years 2007, 2006 and 2005 for the executive officers of Psyop with respect to whom disclosure is required. Compensation information for those of such persons who will be executive officers of the surviving company is provided in the discussion of their employment agreements that begins on page 91 of Amendment No. 2.

No persons who have been executive officers or directors of Fortissimo have received compensation for serving in such capacities, which is disclosed on page 90 of Amendment No. 2.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 10

Comparison of Year Ended December 31, 2007, page 100

27.
We note your response to our prior comment 72. Please revise to include a discussion of any known trends or uncertainties that have or you reasonably expect may have a material impact on your operations and indicate whether Psyop’s management thinks the trends evidenced in 2007, including the significant increase in revenues, are indicative of future performance.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 106 of Amendment No. 2.

28.
We note your response to our prior comment 73. Please confirm, if true, that Psyop does not currently have employment agreements which provide for bonus payments of this nature to be paid in the future.

Response:
We confirm, on behalf of Psyop, that neither the employment agreements that are currently in effect, nor the employment agreements that will be in effect after the consummation of the merger, provide for bonus or other payments of the type referred to in prior Comment No. 73. As stated on page 102 of Amendment No. 2, the payment for 2006 in part reflected a desire to keep compensation competitive.

Unaudited Pro Forma CondensedConsolidated.Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements page 18

29.	Disclose, but do not include an adjustment in the pro forma financial statements for, your estimated cost of complying with the requirements of being a public company.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 22 of Amendment No. 2.

Audited Consolidated and Combined Financial Statements - Psyop. Inc. and Affiliates

1. Nature of operations and summary of significant accounting policies

Revenue Recognition, page FS-20

30.
We note your response to prior comment 82. It is unclear to us why you believe it is appropriate to apply the percentage of completion method under SOP 81-1. In this regard, we note that you refer to two standard contract provisions—approval of stages and cancellation/postponement guidelines—to counter the requirement that your contracts require customer acceptance which would impact revenue recognition. Approval of stages only is important in the context of the next provision-cancellation. You state that if a contract is cancelled, the contractor shall be entitled to a sum equal to the reasonable, direct and documented costs and expense that the contractor has actually incurred in connection with its services hereunder prior to the cancellation date. It appears to us that this provision allows you cost recovery in the event of cancellation but no profit recovery. Therefore, at a minimum, it would seem that recognition of profit should be deferred until customer acceptance similar to that described in paragraph .25c. of SOP 81-1. Furthermore, it is unclear whether reasonably dependable estimates can be made which would require you to use the completed-contract method. Please provide us with a detailed analysis of paragraphs .25 -. 29 of SOP 81-1 in your response.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 11

Response:
Our response to comment 30 will first focus on providing a detailed analysis of paragraphs .25 - .29 of SOP 81-1, followed by clarification of any remaining issues detailed in comment 30 not addressed as part of the responses to paragraphs .25 - .29 of SOP 81-1.

Paragraph .25

Paragraphs .25a - .25c address an entity’s ability to produce reasonable dependable estimates and that, for entities that are able to do so, the percentage-of-completion method of accounting is preferable in most circumstances. The paragraphs go on to address an entity’s ability to produce reasonable estimates of total revenues and total costs, ranges of total contract revenues and total contract costs when some level of profit is assured or, at a minimum, to assure that no loss will be incurred on a contract.

We believe that Psyop’s use of the percentage-of-completion method of accounting is applicable in the context of paragraphs .25a - .25c of SOP 81-1, based on the fact that the design and development projects worked on by Psyop have consistent and proven production methods utilized across the various projects, which vary in length between one and six months. This, coupled with the fact that the principal contract costs that are factored into a project’s overall costs are salary and benefit related costs associated with the computer graphic experts and graphic designers (either employed or subcontracted by Psyop), which allows management to reasonably estimate the number of hours to be incurred by such individuals on a project. When management is bidding on a job, it develops a budget of costs it expects to incur on the project and then submits a bid to its client based on these estimated costs. Once the bid is accepted by the client, a formal contract is executed that specifies the contract amount, an executive producer is assigned to the project and the executive producer prepares a final budget. The majority of project costs are in house employees and freelancers who are required, on a daily basis, to submit the hours incurred on each project, which are then entered into Psyop’s general ledger and coded to the appropriate project. We are thus able to produce reports that show actual costs incurred to date. These actual reports are distributed each week to the executive producers, who then review and compare the actuals to budget and revise the total estimated projects costs, if deemed necessary.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 12

In addition, each week, the CEO and CFO hold a meeting with the executive producers and review the estimated revenues, costs and profitability on each project. This review and analysis provides management with the information necessary to produce reasonably dependable estimates of total contract revenues and total contract costs on its projects. Accordingly, we believe we meet the criteria of paragraph .25 of SOP 81-1 with respect to our ability to produce reasonably dependable estimates.

Paragraph .26

Paragraph 26 provides guidelines as to an entity’s ability to make reasonable estimates regardless of the techniques used. It also states that the ability to produce reasonable estimates depends on all the procedures and personnel that provide financial or production information on the status of contracts and is not exclusive to the accounting department but to all areas of the company that participate in production control, cost control, etc.

As noted above in the response associated with paragraph .25, the principal cost factors associated with the production of Psyop’s projects are the wages and wage related expenses associated with the staff and outside contractors utilized for the design and development of the project. When Psyop bids on a job, the executive producers are able to draw upon their previous experience in designing and developing advertisements and obtain the input of the designers, production managers and other individuals who would be involved in the process to arrive at a cost estimate used for the bidding process. Upon the awarding of a contract, the executive producers are regularly consulted by the accounting department and management to determine if the original contract cost estimates are still valid or require updating. As the average length of a project is anywhere from one to six months, the estimating process is reasonably consistent throughout the production process. Accordingly, we believe we meet the criteria of paragraph .26 of SOP 81-1 with respect to our estimating process.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 13

Paragraph .27

Paragraph 27 addresses when cost estimates have to be revised as work progresses where the original cost estimates are not unreliable but, due to circumstances, may need to be modified. It goes on to state that a contractor’s estimates of total contract revenue and total contract costs should be regarded as reasonably dependable if the minimum total revenue and the maximum total cost can be estimated with a sufficient degree of confidence to justify the contractor’s bids.

As discussed above in the response to paragraph .26, many internal parties at Psyop are involved in determining the estimated costs on a project necessary for arriving at a fee quote when bidding on a project. Based on their historical experiences and their knowledge of the nature of the project they are bidding on, they are able to determine the reasonable costs to complete the project. When a job is awarded, the executive producer prepares a detailed cost budget for each job and compares actuals to budget costs at least on a weekly basis and then revises the total project costs, if necessary. This is reviewed at the weekly executive producer meeting with the CEO and CFO. If analysis circumstances dictate (e.g. the modification or addition of an aspect of a project), costs estimates are revised (as are the overall contact revenues) to take such changes into account. Such cost estimate updates are made based upon the input from the entire production and development team. Based on such procedures, Psyop believes it is in compliance with the provisions of paragraph .27 of SOP 81-1.

Paragraph .28

Paragraph .28 makes reference to ARB No. 45, which discourages the use of the percentage-of-completion method of accounting in circumstances in which “inherent hazards” make estimates doubtful.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 14

Psyop believes that, based upon the nature of the work performed by it, there are no “inherent hazards” attributable to its business that would impact or impair its ability to make reasonably dependable estimates.

Paragraph .29

Paragraph .29 further expands upon paragraph .28’s outlining of “inherent hazards” and their effects on the estimating process. Paragraph .29 goes on to explain how such hazards are not in the ordinary course of an entity’s business but are unrelated to, or only incidentally related to, a contractor’s typical activities. It also notes that reasonably dependable estimates cannot be produced for a contract with unrealistic or ill-defined terms or for a contract between unreliable parties.

As noted above in the response to paragraph .28, Psyop believes that there are no “inherent hazards” attributable to its business that would impact or impair its ability to make reasonably dependable estimates. Furthermore, Psyop believes that all of the contracts between it and its clients have clearly defined terms and provisions and that the principal parties that it does business with are well established and reputable advertising agencies.

********

In regard to the comment on contract cancellation, it is first important to note that that less than 1% of all contracted amounts in a given year are cancelled. Even if cancelled, Psyop has profit recovery as many contracts follow the Association of Independent Commercial Producer Guidelines on doing business (“AICP” guidelines ), which provides the producer, Psyop, with significant payments and profit if a project is postponed or cancelled. Therefore, deferral of profit in the rare event of cancellation would not be appropriate based on the AICP postponement/cancellation guidelines listed below.

Association of Independent Commercial Producer Guidelines -Cancellation and Postponement: Digital Production

As with live action production, if the production company blocks out a specific period of time to produce a job, no further efforts are made to sell that time. If a job is canceled or postponed, it is the obligation of the production company to make all reasonable efforts to re-book the time. If the time is re-booked, there is an obvious area for negotiation on creative fees and/or the production fee.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 15

a) If notice of cancellation/postponement is given more than half way through the production schedule of the job (that is, between the award or start date and the final delivery date), the contracting client will be liable to the production company for the full cost of the job as a bid.

b) If notice of cancellation/postponement is given in the second quarter of the production schedule of the job (that is, between the award or start date and the final delivery date), the contracting client will be liable to the production company for:

1) All out of pocket costs, including the expense of all staff and free-lance labor attached to the project. This expense will include full payment through the original completion date if that labor is not re-booked by the company or, in the case of the free-lance labor, not able to re-book itself on another project.

2) Full creative fees as bid.

3) Full production fee on the job as bid.

c) If notice of cancellation/postponement is given in the first quarter of the production schedule of the job (that is, between the award or start date and the final delivery date), the contracting client will be liable to the production company for:

1) All out of pocket costs, including the expense of all staff and free-lance labor attached to the project. This expense will include full payment through the original completion date if that labor is not re-booked by the company or, in the case of the free-lance labor, not able to re-book itself on another project

2) Not less than 50% of creative fees as bid.

3) Not less than 50% of the production fee on the job as bid.

31.
We further note from your response to prior comment 82 that reasonable expenses may include the production company’s blocking out of specific periods of time and other resources for the duration of a project. Tell us more about this provision and whether it is contained in each of your contracts. Also, tell us whether and how this provision impacts your analysis of your accounting for these contracts. Does this provision allow you to recover your estimated profit on each contract if the contract is canceled prior to completion?

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 16

Response:
This provision also falls under the AICP guidelines on postponement/cancellation, which governs many contracts and is the industry standard on conducting business. It states the following: “As with live action production, if the production company blocks out a specific period of time to produce a job, no further efforts are made to sell that time. And, if a job is canceled or postponed, it is the obligation of the production company to make all reasonable efforts to re-book the time. If the time is re-booked, there is an obvious area for negotiation on creative fees and/or the production fee.”

Pursuant to this guideline, when Psyop has scheduled an agreed upon production time with its client, its staff, freelancers, etc. are booked for that particular time and are not scheduled on any other projects. Therefore, if the client postpones/cancels the production, Psyop may not be able to reschedule its staff and freelancers on another project, resulting in Psyop incurring costs if the client postpones the production; therefore, the guidelines stated in comment number 30 above provide the production company, Psyop, with remedy for the postponement/cancellation that does result in profits. Once again, it is important to stress that cancellation/postponement occurs very infrequently in Psyop’s current business operations.

If this does occur, the additional fees Psyop would receive would be added to its contract revenue and the additional costs it would incur would be added to its overall contract costs in its percentage of completion accounting.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 17

Cost Recognition, page FS-20

32.
Please refer to prior comment 83. You disclose that all costs incurred in connection with pitches made to obtain a contract are expensed as incurred and that if a contract is awarded, the costs associated with the pitch are included as part of the cost of the related project. Tell us how your accounting policy meets the guidance in paragraphs .75 e. and f. of SOP 81-1.

Response:
Paragraph .75 e. of SOP 81-1 states that costs appropriately deferred in anticipation of a contract should be included in contract costs on the receipt of the anticipated contract. As the expenses associated with any precontract costs are principally salary related and are minimal in comparison to the overall cost of a contract, and the time between the bidding process and the time of the granting of a contract is relatively short, the expenses associated with the precontract costs are appropriately expensed as incurred and, upon the receipt of the contract, included in the costs incurred to date and the total estimated contact costs.

Paragraph .75 f. of SOP 81-1 states that costs related to anticipated contracts that are charged to expenses as incurred because their recovery is not considered probable should not be reinstated by a credit to income on the subsequent receipt of the contract. As noted above, the time between the bidding process and the receipt of a contract is relatively minimal, as is the amount of any such precontract costs. Accordingly, the total of any precontract costs expensed at any given time, in connection with any contracts that are still out to bid, is not material to the overall operations of the company. As all such precontract costs are expensed as incurred (and not deferred), the provisions of paragraph .75 f. of SOP 81-1 do not apply to Psyop.

WILMERHALE
Securities and Exchange Commission July 18, 2008 Page 18

Costs, estimated earnings and billings on uncompleted contracts, page FS-24

33.
In 2006, we note that you recognized $2,769,165 in estimated earnings on $2,927,911 of costs whereas in 2007, you recognized $2,693,017 in estimated earnings on $9,407,707 in costs. Tell us and discuss in detail in MD&A the reasons for the much lower margin as a percentage of billings for 2007 as compared with 2006. If this is indicative of increased competition, please expand your discussion in MD&A of trends that will impact future performance.

Response:
The reason for the lower margin as a percentage of billings for projects in process as of December 31, 2007 as compared to December 31, 2006 was primarily a result of Psyop’s entry into new geographic locations and services performed on much larger projects than were historically awarded to Psyop, which required competitive bidding to win the work and also resulted in some inefficiencies and “learning curves.” The majority of this work on such larger projects was being performed in the quarter ended December 31, 2007 and the early part of the quarter ended March 31, 2008. This information has been added to the disclosure on page 110 of Amendment No. 2. This was not an indication of increased competition and Psyop does not expect this to be a recurring trend but more of a one-time situation relating to the expansion and maturation of a growing Company.

* * * * * * * *

If you require additional information, please telephone the undersigned at (212) 937-7239.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Marc S. Lesnick (Fortissimo Acquisition Corp.) Justin Booth-Clibborn (Psyop, Inc.) Noah Scooler, Esq. (Graubard Miller)

Cannes Lion (2007)

SILVER:
http://www.canneslionslive.com/film/win_3_1_02489.htm

Clio (2007)

GOLD:
http://www.clioawards.com/press/index.cfm?year=2007&pressid=188

The One Show (2007)

BRONZE:
http://www.oneclub.org/os/osd/showcase/?year=2007&id=6448

The Art Director's Club (2007)

SILVER:
http://www.adcglobal.org/archive/annual/?year=2&id=1040

DISTINCTIVE MERIT:
http://www.adcglobal.org/archive/annual/?year=2&id=961

The Andy Awards (2007)

GOLD:
http://www.adforum.com/affiliates/creative_archive/2007/AW37_ANDY/reel_detail2.asp?ID=6689905&TDI=VD1tKWAFja&PAGE=1&bShop=&awcat=&ob=intlevel&awid=

BRONZE:
http://www.adforum.com/affiliates/creative_archive/2007/AW37_ANDY/reel_detail2.asp?ID=6689905&TDI=VD1KKAAFjY&PAGE=3&bShop=&awcat=&ob=intlevel&awid=

The Prime Time Emmys (2007)

OUTSTANDING COMMERCIAL (Nomination)
http://www.emmys.tv/downloads/2007/59ptemmys_noms.pdf

PROMAX BDA (2007)

GOLD:
http://www2.promaxbda.org/awards/winners/detail1.asp?YearSearch=2007&CompetitionSearch=BDA+World+Gold&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=18232

http://www2.promaxbda.org/awards/winners/detail1.asp?YearSearch=2007&CompetitionSearch=BDA+World+Gold&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=18044

http://www2.promaxbda.org/awards/winners/detail1.asp?YearSearch=2007&CompetitionSearch=BDA+World+Gold&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=18005

PROMAX BDA (2005)

GOLD:
http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2005&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=12119

http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2005&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=12118

http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2005&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=12117

http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2005&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=12116

SILVER:
http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2005&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=12120

PROMAX BDA (2003)

SILVER:
http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2003&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=10280

BRONZE:
http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2003&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=8605

PROMAX BDA (2002)

GOLD:
http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2002&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=5153

SILVER:
http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2002&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=5154

http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2002&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=5152

http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2002&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=5150

BRONZE:
http://www2.promax.tv/awards/winners/detail1.asp?YearSearch=2002&CompetitionSearch=BDA&CompanySearch=PSYOP&EntryTitleSearch=&CreditSearch=&Submit=Lookup&qryALL=1&WADbSearch1=Submit&ID=5151

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The Approval Matrix: Week of August 21, 2006

Our deliberately oversimplified guide to who falls where on our taste hierarchies.

HIGHBROW
LOWBROW
DESPICABLE
BRILLIANT
Matt Dillon channels Charles Bukowski in Factotum.
Alentejo Blue, Monica Ali's disappointing follow-up to Brick Lane.
Jean-Etienne Liotard at the Frick Collection.
The Huston-family retrospective at MoMA.
Jami Attenberg's Instant Love: linked stories about young women that are nothing like chick lit.
The Floyd Landis Tour de Implausible Refutations.
Taxidermy becomes trendy.
Rolling Stone writer Jancee Dunn's relentlessly readable memoir, But Enough About Me: A Jersey Girl's Unlikely Adventures Among the Absurdly Famous.
Hit Factory studios, where John Lennon and Stevie Wonder recorded, reopen as condos.
Joe Lieberman doesn't know when to say when.
The six-foot smelly "corpse flower" at the Brooklyn Botanic Garden.
Starbucks will sell Mitch Albom's For One More Day, because it "embodies Starbucks' values."
Psyop's trippy animated ads for MTV HD, playing in Times Square.
The Wild Bunch on the big screen at BAM.
World Trade Center, predictably moving, strangely empty.
Sleater-Kinney, you will be missed.
Ronald Reagan: The Signature Collection on DVD.
James Stewart: The Signature Collection on DVD.
The sovereign state of Malibu.
Cham's superb dance-hall album, Ghetto Story.
Mets catcher Paul Lo Duca gets dragged through the tabs.
Twenty-nine-year-old American Idol champ Taylor Hicks is writing a memoir titled Heart Full of Soul.
Mets fans' classy welcome-back for Mike Piazza.
Chevrolet is bringing back the Camaro; New Jersey cheers.
TBS reruns eighties sitcom Bosom Buddies, starring Peter Scolari and some other guy.
Britney Spears has become the Gen-Y Elvis.
Will Ferrell ends a mini-slump (Kicking & Screaming) with Talladega Nights.
Sacha Baron Cohen's swishy French race driver in Talladega Nights.
Joe Francis, artful burlesque mogul, physically assaults a reporter who's writing a profile of him.
The rockalicious trailer for Tenacious D in the Pick of Destiny.

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August 21, 2006 issue of New York Magazine

THE CREATIVE EDGE IN COMMERCIAL PRODUCTION
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HOME ADCRITIC (THE WORK) THE ISSUE CREATIVE CULTURE OPINION MY CREATIVITY [RSS]

SPECIAL REPORT

Production Company of the Year: Smuggler

Production Company Of The Year

PUBLISHED: DEC 17, 2007

EMAIL | PRINT |

At the final awards ceremony of the Cannes International Advertising Festival in June, attendees gazing through their opera glasses might have noticed a touch of red and a wet glimmer in the eyes of **Smuggler** co-founder and EP Brian Carmody, who stepped onto the stage to accept this year's Palme d'Or. Sure, that could have been from excessive partying the night before, and the night before that, but more likely, those were residual signs of the joyous tearfest he'd had earlier that day, when he'd called his partner/co-founder Patrick Milling Smith, half-choked, to inform him of the big news. "Yeah, he was crying," Milling Smith testifies, to Carmody's chagrin. But who wouldn't? The award is arguably advertising's most coveted production honor (next to this one). It's also a testament to the fact that the five- and-a-half-year-old company, once the renegade start-up, has grown up to become one of the industry's most solid, well-respected production outfits. But couple that with the fact that it still retains the sense of ambition, creative daring and youthful energy of its early years, and you have the killer combination that earns Smuggler the 2007 honor of Creativity's Production Company of the Year.

00:00 00:00

Dell: Out With The Old | **Full View** »

Smuggler's skill in executing bold, well-produced and creatively-driven spots has been a given from the get-go, as on initial outings from Ivan Zacharias for Levi's and on the Absolut short film Mulit. Subsequent years yielded Brian Beletic's non-stop moves for adidas and Happy's avant-garde interpretations for **Sprite**. Last year, Zacharias' spots for Nike and Vaseline and Chris Smith's for Cingular led the shop straight to the Palme d'Or. 2007 was no different. Randy Krallman, coming off his 2006 Cyber Grand Prix win for **Ecko's "Still Free"** out of Droga5, slipped back into his weird skin with one of our favorites, **Starburst "Bus Station,"** and a campaign for Droga5 encouraging **Steinlager** beer drinkers to win the life of one of its brewery employees. Indie filmmaker Smith, whose latest feature The Pool earned a Special Jury Prize for Singularity of Vision at Sundance, shot more dropped calls for Cingular and brought celebs into mundane worlds for Geico. Fellow longform maven Henry-Alex Rubin of Murderball fame applied his documentary skills to another round of Schooled for Office Max and **Versus** spots for Taxi New York. Happy, absent for a chunk of the year on baby sabbatical (Guy Shelmerdine had a daughter) shot a manly man for **Old Spice** and vibrant new spots for Mini. Meanwhile, Stylewar brought more visual genius to **Lexus' "Pop-Up Book,"** Filip Engstrom made a change for Levi's, while David Frankham stepped up his cinematic game on charming Citicard stories "Suit" and "Father and Son."

00:00
00:00
eBay: Guitar | **Full View** »

This is just a smattering of the shop's fine spot work—and a prologue to Smuggler's story. It's no news that the playing field has diversified, and any company hoping to be relevant in the future will need to be adept at negotiating the new terrain. Smuggler, like other leading shops, has been devoting a significant portion of its talent and time to testing out those waters and has positioned itself at the forefront of next-generation advertising and marketing. The Ecko viral is a landmark example, but in 2007 the shop got even more serious, partnering with CAA Marketing and again with Droga5, respectively on the "Let Them Post" effort for eBay, and on the ambitious youth culture meets home shopping venture, Honeyshed. CAA's "Let Them Post" initiative, launched to encourage eBay sellers to use video in their auctions, required the production of 120 shorts from real eBay sellers. "All great companies can handle complex production jobs and no one is going to let you down on the TV spot, the film or the music video no matter how difficult it appears in script form," says CAA's Jae Goodman. "But Smuggler is also really good at helping figure out the production details of the thing that hasn't been done before. 'Let Them Post' was, on the surface, actually quite simple. But once we got into the details the project became quite complex. For starters, we wanted to source the videos from real eBay sellers who were not professional directors but who were likely to do something interesting. This is where Smuggler as community versus Smuggler as company was really helpful." The shop ultimately enlisted a crew of amateur directors from its broader circle—gaffers, assistants, and even director Brian Beletic's mom—and created the films in just under three months. "We tested their patience, but we certainly didn't test their competence," says Goodman. "They handled everything seamlessly." So much so that the company has returned for the next iteration of the campaign, which launches early next year. This year Smuggler has also been hard at work with CAA on another major eBay push, this time a talent-centric effort involving a series of high end short films, including one directed by Randy Krallman that was recently accepted into Sundance.

Watch Smuggler's 2007 highlights

Very Special Mentions

Again, we could have easily bestowed this year's honor on runner-up **MJZ.** The company delivered the lion's share of 2007's biggest and most striking spots from the spectrum of its superstar roster—Sony, Guinness, Xbox, more Skittles, with a few stellar online efforts like Dante Ariola's eerie executions for Sony **PS3's "This is Living."** But MJZ's consistently excellent commercial work is a given, so we're looking forward to seeing the shop stretch its production talents further on a broader scope of work. Special recognition also goes to last year's winner @radical.media, which continued to deliver on more outstanding longform content like BBDO/N.Y.'s celebrity autofest Fast Cars and Superstars for Gillette and new episodes for The Gamekillers. The company's pilot for AMC's Mad Men also finally hit the airwaves, leading to one of the most compelling new series on TV. We'd also like to give props to Park Pictures. The home to expert storytellers and photographic mavens attracted our spotlight with more fine work from Lance Acord and new addition Joaquin Baca-Asay, who became an instant industry darling, shooting spots for Nike out of Wieden and **TracFone** for Droga5, among others. Another surprising outfit was **Mekanism,** which has carved out an innovative niche producing multiplatform campaigns while providing some of the great ideas behind them—as well as top class new media expertise. On the heels of its inventive **"Clearification"**campaign for Windows Vista, it brought multi-tiered touches to Snickers, Sega, and Axe. Last, but most certainly not least, the year in commercials would not have been as dazzling, or as uplifting without the work of **Psyop,** whose continued creations for Coca-Cola helped to bring feel-good back to the brand, and frankly, advertising in general. Congratulations to all.

To discuss this article, visit the **Creativity Forums.**

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PRODUCERS SURVEY: TOP PRODUCTION COMPANIES

Following are the results of a recent *Creativity* survey of more than 50 agency producers, ranging from mid-level to broadcast department heads, on who they believed to be the top production companies—overall, and according to various categories.

>BEST OVERALL

1> **MJZ**
2> **Smuggler**
3> **RSA**
4> **Anonymous**
5> **Moxie**
6> **@radical.media**
7> **Hungry Man**
8> **Biscuit**
9> **Bob Industries**
10> **HSI**
11> **Harvest**
12> **Believe Media**
13> **Smith & Jones**
14> **Park Pictures**
15> **Gorgeous**

Best Large Production Company: MJZ earned this honor from the majority of producers, followed closely in second place by RSA and @radical.media in third.

Best Small Production Company: Biscuit earned the lion's share of votes for best small shop, with Harvest as runner-up. Bob Industries, Epoch and Park Pictures also fared well in a third place tie.

Top Newcomer: Producers overwhelmingly agreed that Smuggler is the industry's most bouncin' new baby. Smith & Jones, the Ulf Johansson vehicle, had a strong showing in second place.

Best shop to turn to when you can go anywhere: Producers directed their votes to MJZ as the place where they'd be likely to take big budget dream jobs, but also showed they wouldn't mind spending greenbacks in the U.K. with second place Gorgeous. Those with unlimited means were also likely to turn to Anonymous and RSA, which tied for third.

Top Non-Live Action Shop: The designers at N.Y.'s Psyop earned producers' votes for top non-live action player. Venice-based Motion Theory was in a very close second, while Brand New School came in third.

the shop's creative-turned-directors, Matt Aselton, made his mark this year as one of the few live action and American directors honored at the Saatchi New Directors Showcase at Cannes while turning out clever spots for Gatorade and Bryl Croom, as well as a new campaign for Coke out of W+K/Amsterdam. Matt Badger kept Target on its design-minded track, earning an AICP honor for his work on the client, while funnyman Matt Smukler brought refreshing laughs to McDonalds. Vet Jeff Preiss realized a poignant, motivating tale for Kaiser and also completed a Rem Koolhaus film. Conceptual artist and newcomer to commercials Miranda July is sure to add more dimension to the shop's offerings given the raves she earned for *Me and You and Everyone We Know*, which she directed, wrote and starred in, winning special prize at Sundance as well as the Camera d'or honor as best first director at the Cannes Film Festival last July. While it's maintained rank as a small, powerful player for 15 years, Epoch elevated its stature with its first feature, the critically-acclaimed *Junebug*, expertly directed by Phil Morrison. The company also launched a London office at the beginning of this year, led by Rob Godbold, formerly of Large.

GO FILM FOUNDED 2000

Principals: Gary Rose, EP/Partner; Jonathan Weinstein, EP/Partner; Robert Whealy, EP/Partner

was honored with a Narrative Short Special Mention at the 2005 Tribeca Film Festival. The company also welcomed into the fold former MJZ director Jonathan David as well as Andrews Jenkins, previously of Food Chain Films.

HARVEST FOUNDED 2001

Principals: Bonnie Goldfarb, Principal/EP; Baker Smith, Principal/Director; Scott Howard, EP; Karen Dade, Head of Production

Roster: BigTV, Michael Downing, Annabel Jankel, Paul Laufer, Baker Smith, CJ Waldman

The beauty of the boutique was made evident this year at Harvest, which yielded an an abundance of impressive work. Baker Smith was a cannon of laughs, shooting out spot after hilarious spot for Netflix, Miller and Lynx. Canadian newcomer Michael Downing, best known for his unadorned laughs on spots like Science World's lips-locking "Boardroom," made a splashy a U.S. debut on Bud Light's "Skydiver." The spot ranked as the audience fave at the Super Bowl on *U.S.A. Today's* Admeter and originally started out as a prodco-funded for Ford and McDonalds. Jacobs/Briere continued their Muse madness and brought Extreme athletes to LAX for the X-Games, as did Michael Patrick Jann, who also finished his third season as a director for Comedy Central's "Reno 911." Michael Karbelnikoff shot global brand work for Tyco as well as spots for Philips. The company also added Tim Kendall and directing team Shafei/Levitz, who earned an MVPA honor for best low budget music video.

HSI FOUNDED 1986

Principals: Stavros Merjos, Owner/President; Kerstin Emhoff, Head of Commercial/Sr. EP; Executive Producers: Maddi Carlton Annique DeCaestecker, Ellen Jacobson-Clarke; Sales Pamela Buzick, MaryKate Hatfield, Michelle Ross, Music Video Rebecca Skinner, Head ,Sr. EP; Coleen Haynes, Ciarra Pardo, EPs **Exposure Films/HSI London:** Nicola Doring, Managing Director **Medium:** Marco Brambilla, Creative Director; Rebecca Skinner and Kerstin Emhoff EPs

Roster: HSI Productions: Ami & Kinski, Irv Blitz, Gerard de Thame, F. Gary Gray, Robert Hales, Paul Hunter, Joseph Kahn, Randy Krallman, David LaChapelle, X Ulalie Christian Lutz, Paul Middleditch, Saline Projec, Joe Public, Brett Ratner, Chris Robinson, Kevin Samuels, Peggy Sirota, Josh Taft, Matthew Vaughn, Len Wiseman

Exposure Films: Barney Clay, Simon Hawwood, Jake & Jim, Jad Judelson, JJ Keith, Thomas Napper, Twig, Rojo

Person Films: Michael Haussman

Venus: Matthew Rolston

Drool dribbled from mouths across the country when celebrity lensmaster David LaChapelle directed the much blogged about Fantasy Ranch for Burger King. With its sultry shots of babes swinging from trees and playing with hoses, it encouraged the sort of day dreaming not necessarily inspired by a saucy food shot. The director also achieved a career highlight with his film *Rize* (formerly *Krumped*), which garnered widespread acclaim. Newcomer Randy Krallman earned a spot in Saatchi's New Directors Showcase this year, thanks to his sharp co-direction on the hilarious "If MTV Were" campaign, which he also wrote. He went on to take HBO's *Entourage* for a surreal spin in a campaign featuring B-list celebrity stand-ins for the show's real posse. Fowl play was widespread for Paul Hunter, who shot a pair of dueling roast birds for Pepsi, as well as the raunchy rockers of BK's Coq Roq. Joe Public, who moved from longtime resid

DESIGN LIFE NOW

NATIONAL DESIGN TRIENNIAL 2006

Cooper-Hewitt
National Design Museum

PSYOP

NEW YORK, NEW YORK

a

At this multimedia design firm, the creative process begins with still imagery generated by a team of designers and composed from drawn illustrations as well as photographs. These initial images, often built from dozens of layers of color, texture, and image, are then interpreted as a moving sequence. As PSYOP explains, "It's become a bit of a game between design and production. Our design team keeps trying to come up with styles and images that seem nearly impossible to translate into motion, which ends up inspiring our animators and technical team even more."

Consider, for example, PSYOP's Internet spot *Drift* for Bombay Sapphire, an eerie and seductive thirty-second film whose scrolling narrative combines live action and animated imagery. While the flattened aesthetic of Japanese prints establishes the piece's overarching visual reference, the camera seeks out spatial depths within the landscape, revealing subtle three-dimensional effects that are a hallmark of PSYOP's work. The Bombay spot ends with a bottle of gin, but the rest of the piece functions as an engaging narrative in its own right. A similar attempt to treat advertising as independent entertainment is seen in *Run Wild*, a forty-second spot for the popular shoemaker Merrill, in which a fierce bunny with a running shoe for a heart overtakes his forest friends in a race.

PSYOP borrowed its name from the U.S. government's Psychological Operations division, and the company has cheekily adopted the agency's slogan as well: "Persuade, Change & Influence." At a time when consumers are bombarded with more messages from more media than ever before, PSYOP seeks to win over the hearts and minds of the public through creative content that people willingly seek out and enjoy.

168

1 *Merrell: Run Wild*, Web and cinema spot (40 seconds), 2003. **DESIGNERS** Todd Mueller and Kylie Matulick. **FLAME ARTIST & SENIOR ANIMATION** Eben Mears. **AGENCY** Jager Di Paola Kemp Design. **AGENCY ART DIRECTOR** David Covell. **CLIENT** Merrell. Courtesy of PSYOP

2 *Bombay Sapphire: Drift*, Web spot (60 seconds), 2003 **DESIGN AND ANIMATION** Todd Mueller and Kylie Matulick. **EXECUTIVE PRODUCER** Justin Booth-Clibborn. **PRODUCER** David Rosenbloom. **TECHNICAL DIRECTOR** Todd Akita. **FLAME ARTIST AND COMPOSITING** Eben Mears and Roi Werner. **ANIMATION ARTISTS** Todd Akita, John Clausing, Tom Cushwa, Kevin Estey, Eric Borzi, and Kent Seki. **SOUND DESIGN AND PRODUCTION** Singing Serpent. **AGENCY** Margeotes Fertitta + Partners. **AGENCY CREATIVE DIRECTOR** Fritz Westenberger. **AGENCY EXECUTIVE PRODUCER** Annette Suarez. **AGENCY PRODUCER** Meagan MacDonald. Courtesy of PSYOP

2

The *National Design Triennial*, Cooper-Hewitt, National Design Museum's groundbreaking exhibition series, celebrates the most creative and forward-thinking designs, cutting-edge trends, and future horizons across the fields of design practice. Published in conjunction with the latest installment of the *Triennial* series, *Design Life Now: National Design Triennial 2006* features eighty-seven individuals and companies that are changing the face of design, including Pixar, Apple, Google, Nike, Target, Narciso Rodriguez, Tobias Wong, Santiago Calatrava, Herman Miller, and NASA. Four original essays by the exhibition's curators, profiles of the designers, and over 400 vibrant illustrations bring to life the ways in which these designers are challenging existing paradigms and expanding our understanding of the design world.

Designed by 2006 *Triennial* participants COMA, and set in fonts entitled The Clash and The Clash Sans created specifically by the designers for this exhibition and catalogue, *Design Life Now* is the inaugural title published by Cooper-Hewitt, National Design Museum's new publishing imprint.

Barbara Bloemink, Ph.D., is Curatorial Director of Cooper-Hewitt, National Design Museum.
Brooke Hodge is Curator of Architecture and Design at The Museum of Contemporary Art, Los Angeles.
Ellen Lupton is Curator of Contemporary Design at Cooper-Hewitt.
Matilda McQuaid is Deputy Curatorial Director of Cooper-Hewitt.

ISBN-13: 978-0-910503-99-0
ISBN-10: 0-910503-99-0
55500
9 780910 503990

Smithsonian
Cooper-Hewitt, National Design Museum